Exhibit 77D

ROYCE MICRO-CAP TRUST, INC.

        On April 11, 2012, The Board of Directors of Royce Micro-Cap Trust, Inc. voted to amend Royce's definition of "micro-cap" companies so that it included companies with market capitalizations of up to $750 million (increased from the current level of up to $500 million).